SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release July 28, 2005 at 12:00

UPM INTERIM REPORT 1 JANUARY - 30 June 2005

Second-quarter earnings per share were EUR 0.05 (0.56 for the second quarter of 2004), and excluding non-recurring items EUR -0.07 (0.11). Operating profit was EUR 11 million (87 million). Before tax there was a loss of EUR 50 million (profit of EUR 79 million). The labour dispute in Finland had a negative impact of approximately EUR 175 million on second-quarter profit before tax. Paper deliveries were 13% down on the same quarter last year.

UPM’s Interim Report for January - June 2005

Paper demand continues on a good level

The labour dispute in Finland pressed down profitability

Key figures 4-6/2005 (4-6/2004)

•	Earnings per share were EUR 0.05 (0.56)

•	Operating profit was EUR 11 (87) million

•	Before tax there was a loss of EUR 50 million (profit of EUR 79 million)

•	Sales were EUR 2,253 (2,497) million

•	The labour dispute in Finland had a negative impact of approximately EUR 175 million on second-quarter profit before tax. Paper deliveries were 13% down on the same quarter last year

UPM’s President and CEO Jussi Pesonen comments on the second quarter of 2005:

“UPM’s cost efficiency continued to develop favourably despite unprofitable and fully unsatisfactory second-quarter results. However, the new labour agreement will create better opportunities to improve the long-term competitiveness of the Finnish units. On the other hand, we will have to consider how to reduce the country risk in paper grades where the production is based only in Finland.”

“Continuous improvement of our profitability remains our most important objective. The cost savings programme completed at the end of last year, restructuring of wood products and North American operations as well as the target-driven labour negotiations have been significant measures in developing our cost-efficiency. The sale of Loparex and the acquisition of the remaining minority shareholding in Chudovo are steps to simplify the company structure.”

“Compared to a record-breaking last year, demand for papers has remained on a good level during the first half of the year. Good demand has contributed to the fact that our order inflow recovered soon after labour settlement was reached. The inflow is now strong. In addition, customer deliveries returned to normal within two weeks. During the dispute, our customers were very supportive for which we are grateful.”

“The improved balance of supply and demand has enabled price increases, particularly in North America and our export markets. In addition, the recent strengthening of the US dollar has supported the position of European paper manufacturers. In Europe, the price negotiations, postponed due to the labour dispute, are currently being resumed.”

“Demand for papers during the second half of the year is predicted to be good, as during this period last year. Average paper prices are forecast to be higher. Paper stocks are currently low and the market is expected to be tight for magazine paper, newsprint and speciality papers. Converted products and plywood continue to be in good demand, but the markets for sawn timber will continue to be oversupplied,” says Mr Pesonen.

For more information, please contact:

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Kari Toikka, Executive Vice President and CFO, UPM, tel. +358 204 15 0014

UPM

Corporate Communications

July 28, 2005

* * *

News Conference and Conference Call Information

A news conference regarding the January-June Interim Report will be held today, July 28 2005, at Restaurant Bank (entrance: Unioninkatu 22, Helsinki) at 13:30 Finnish time (11:30 GMT, 06:30 EST). The briefing can be followed live on the internet at the address www.upm-kymmene.com. A recording of the briefing can be seen at this address for the following three months.

To participate in the UPM Conference Call, please dial +44 (0) 1452 542 300 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST). A recording of the discussion can be heard until August 4, 2005 by calling: +44 (0) 1452 550 000, access code: 7325567#. The conference call title is UPM Interim Report January-June 2005 Conference Call.

In the United States and Canada, the Conference Call number is +1 866 220 1452. The recording can be heard at the following number +1 866 247 4222, access code: 7325567#.

UPM’s Interim Report for January - June 2005

Key figures

	4-6/05	4-6/04 1)	1-6/05	1-6/04 1)	1-12/04 1)
Sales, EUR million	2,253	2,497	4,531	4,948	9,820
EBITDA, EUR million 2)	242	345	640	698	1,448
% of sales	10.7	13.8	14.1	14.1	14.7
Operating profit, EUR million	11	87	184	186	627
excluding non-recurring items, EUR million	11	87	184	186	422
Profit/loss before tax, EUR million	-50	79	199	140	556
excluding non-recurring items, EUR million	-50	79	98	140	341
Profit for the period, EUR million	22	293	227	340	920
Earnings per share, EUR	0.05	0.56	0.44	0.65	1.76
excluding non-recurring items, EUR	-0.07	0.11	0.13	0.20	0.49
Diluted earnings per share, EUR	0.05	0.56	0.44	0.65	1.75
Return on equity, %	1.2	17.1	6.1	9.7	12.6
excluding non-recurring items, %	neg.	3.4	1.8	3.0	3.4
Return on capital employed, %	neg.	4.0	4.4	3.8	6.0
excluding non- recurring items, %	neg.	4.0	2.8	3.8	4.3
Equity to assets ratio at end of period, %	47.1	42.5	47.1	42.5	48.2
Gearing ratio at end of period, %	68	76	68	76	61
Shareholders’ equity per share at end of period, EUR	13.92	13.29	13.92	13.29	14.46
Net interest-bearing liabilities at end of period, EUR million	4,988	5,329	4,988	5,329	4,617
Capital employed at end of period, EUR million	12,784	13,016	12,784	13,016	12,953
Gross capital expenditure, EUR million	208	188	368	324	686
Personnel at end of period	34,899	36,818	34,899	36,818	33,433

1)	The figures for 2004 have been adjusted to correspond with the new and revised IFRS standards. The effect of share-based option expenses on operating profit for April-June 2004 was EUR -4 million, for January-June 2004 EUR -6 million and for January-December 2004 EUR -12 million. Profit before tax for October-December 2004 was reduced by EUR 26 million due to the valuation of Metso shares. See New IFRS standards and revised IAS standards, page 16.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.

EARNINGS

•	SECOND QUARTER OF 2005 COMPARED WITH SECOND QUARTER OF 2004

Sales for the second quarter of 2005 were EUR 2,253 million, a decrease of 10% on the EUR 2,497 million for the second quarter of 2004. Paper deliveries were 2,343,000 tonnes, 13% lower than a year ago.

As a result of Finland’s industry-wide labour dispute, which took the form of strikes and lock-outs, UPM’s paper and pulp mills, integrated power generation and converting units ceased production from 15 May to 30 June 2005, a total of 47 days. During that period roughly half of UPM’s 12.6 million t/a paper production capacity was idle. In the Wood Products business, part of the sawmilling capacity was closed down due to interruptions in the supply of energy and raw material.

The labour dispute had a negative impact of approximately EUR 175 million on second-quarter profit before tax, with the Magazine Papers business hardest hit. UPM’s paper production was 1,929,000 tonnes, 27% down on the same quarter last year. Paper inventory levels fell by 434,000 tonnes on the first quarter. Production and sales of sawn timber by the Wood Products business were also down.

Operating profit was EUR 11 million, a decrease of EUR 76 million on the previous year’s figure of EUR 87 million. Excluding the EUR 26 million goodwill amortization during the second quarter last year, the comparable decrease in operating profit was EUR 102 million. Higher average paper prices, especially in North America, enhanced profitability. On the other hand, the euro was on average 5% stronger against the US dollar, which had a negative impact on profitability. Operating profit was 0.5% of sales (3.5%).

Before tax there was a loss of EUR 50 million (profit of EUR 79 million). UPM’s share of the results, after tax, of associated companies and joint ventures was a loss of EUR 19 million (profit of EUR 28 million). The results of Oy Metsä-Botnia Ab were hit by the labour dispute and the results of Pohjolan Voima Oy included losses on the valuation of derivatives. Net finance costs were EUR 28 million (46 million). The decrease in net finance costs was due to lower interest-bearing liabilities and lower interest rates. Exchange rate and fair value gains and losses resulted in a loss of EUR 15 million (gain of EUR 10 million).

Income taxes were EUR 72 million positive. The change in deferred taxes includes non-recurring income of EUR 58 million arising from additional deferred tax assets booked on operating losses sustained by UPM’s Canadian operations. Last year’s income taxes, EUR 214 million positive, included a EUR 235 million tax benefit due to a change in Finnish legislation.

Profit for the second quarter was EUR 22 million (293 million) and earnings per share were EUR 0.05 (0.56). Excluding non-recurring items, earnings per share were EUR -0.07 (0.11).

•	FIRST SIX MONTHS OF 2005 COMPARED WITH FIRST SIX MONTHS OF 2004

Sales for January-June were EUR 4,531 million, 8% lower than last year’s figure of EUR 4,948 million. Paper deliveries were 4,821,000 tonnes, 9% lower than last year. Average paper prices were higher, especially in North America.

Operating profit was EUR 184 million (186 million). Raw material price increases exceeded the rate of inflation, whereas cost cuttings across all segments and greater cost efficiency improved profitability. Operating profit was 4.1% of sales (3.8%).

Profit before tax was EUR 199 million (140 million). UPM’s share of the profits, after tax, of associated companies and joint ventures was EUR 12 million (40 million). The labour dispute had a negative impact of approximately EUR 175 million. Net finance costs were EUR 69 million (90 million). Exchange rate and fair value gains and losses resulted in a loss of EUR 18 million (gain of EUR 4 million).

Income taxes were EUR 28 million positive (EUR 200 million positive) and the effective tax rate, excluding the impact of non-recurring items, was 31% (25%).

Profit for the period was EUR 227 million (340 million) and earnings per share were EUR 0.44 (0.65).

DELIVERIES

Paper deliveries for the first six months were 4,821,000 tonnes, 9% lower than the previous year’s figure of 5,315,000 tonnes. Magazine paper deliveries were down 11%, newsprint 6% and fine and speciality papers 9%.

FINANCING

At the end of the review period the gearing ratio was 68% (76% at 30 June 2004).

Net interest-bearing liabilities were EUR 4,988 million (5,329 million).

The cash flow from operating activities, before capital expenditure and financing, was EUR 473 million (267 million). Paper inventory levels were low at the end of the period due to the labour dispute. The increase in working capital was EUR 21 million (348 million, including the impact of EUR 179 million from termination of the asset securitization programme).

The dividend of EUR 387 million for the 2004 financial year was paid on 12 April 2005.

PERSONNEL

During the first six months of the year, UPM had an average of 33,544 employees (35,135 for this period last year). The number at the end of June was 34,899 (36,818).

CAPITAL EXPENDITURE AND RESTRUCTURINGS

Gross capital expenditure during the first six months of the year was EUR 368 million (324 million), 8.1% of sales (6.5%).

UPM’s 450,000 t/a paper machine project at Changshu mill in China was completed and the machine started up successfully at the end of May.

In May, UPM Rafsec decided to build a RFID tag production facility in Fletcher, North Carolina. The investment is part of a USD 24 million (EUR 19 million) investment programme. The first phase will start production in the third quarter of 2005.

In June, UPM acquired the 40% minority shareholding in ZAO Chudovo. UPM now owns 100% of ZAO Chudovo-RWS, a company producing plywood and veneers in Russia. Payment for the acquisition, which cost approximately EUR 12 million, was made in the form of UPM shares. The Chudovo mills produce an annual 75,000 cubic metres of birch plywood and 10 million square metres of birch veneer.

Also in June, UPM signed an agreement to sell Loparex Group, a business unit in the Converting division, for around EUR 230 million. Loparex Group had sales of EUR 337 million in 2004 and employs some 1,350 people. The transaction is expected to be concluded during the third quarter of 2005. The sale is subject to approval by the authorities.

SHARES

UPM shares worth EUR 6,218 million were traded on the Helsinki Stock Exchange during the period January-June (4,926 million). The highest quotation was EUR 18.15 in March and the lowest EUR 15.05 in April. On the New York Stock Exchange, the company's shares were traded to a total value of USD 199 million (156 million).

The Annual General Meeting held on 31 March 2005 decided to reduce the share capital by invalidating, without payment, 8,000,000 own shares acquired by the company. The meeting also decided to buy back a minimum of 100 and a maximum of 25,000,000 own shares and authorized the Board of Directors to decide on the disposal of own shares.

In addition, the meeting authorized the Board of Directors to decide on an increase in the share capital, disapplying the pre-emptive rights of shareholders, through one or several issuances of new shares and/or one or several convertible bond issues. The increase in the number of shares may amount to an aggregate maximum of 104,715,000.

The meeting also authorized the Board of Directors to issue share options to key personnel of the UPM-Kymmene Group. In total, the share options will entitle the subscription of a maximum of 9,000,000 shares.

In accordance with the decision of the Annual General Meeting, the company purchased back 900,000 of its own shares between 28 and 29 April 2005, at an average price of EUR 15.50 per share, with a total outlay of EUR 13.9 million. The company relinquished 738,000 of its own shares in the acquisition of the 40% minority shareholding in ZAO Chudovo. On 30 June 2005 the company held 162,000 own shares.

During the second quarter a total of 6,800,858 shares were subscribed by exercising 1998A and 1998B share options. The exercise period for these options ended on 30 April 2005.

The number of shares entered in the Trade Register at 30 June 2005 was 523,251,130. Through the issue authorization and share options, the number of shares may increase to a maximum of 652,166,130.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

Listing of UPM’s 2002E share options commenced on 1 April 2005.

BOARD OF DIRECTORS

Mr Gustaf Serlachius resigned as a member of UPM’s Board of Directors as of 17 June 2005 on reaching the mandatory retirement age of 70 years.

LITIGATION

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. The company has responded, and is continuing to respond, to the subpoena as required.

Following internal investigations into competitive practices, UPM decided on 15 January 2004 to approach the competition authorities in the European Union, the United States and Canada. The competition authorities have started investigations into alleged antitrust activities and consequently the EU, several of its member states, and the Canadian authorities have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities. The US Department of Justice has not decided on immunity, which is pending and available.

UPM has also been named as a defendant in several class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

In May 2004, UPM received a European Commission Statement of Objection concerning alleged antitrust activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000. The annual sales of the operations under investigation amounted to EUR 11 million. UPM has responded to the Statement of Objection.

All of the above litigation matters may last several years.

No provisions have been made in relation to these investigations.

MARKET OUTLOOK

Demand for papers during the second half of the year is predicted to be good, as during this period last year. Average paper prices are forecast to be higher.

Demand for converted products is also expected to remain good. Plywood continues to be in good demand, but the markets for sawn timber will continue to be oversupplied.

Following the signing of the new labour agreement, production in Finland was resumed well and customer deliveries returned to normal within two weeks. Paper stocks are currently low. The order intake has been strong and the market is expected to be tight for magazine paper, newsprint and speciality papers.

DIVISIONAL REVIEWS

Comparisons of profitability are based on “Operating profit excluding amortization of goodwill and non-recurring items”.

Magazine Papers

	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-6/ 05	1-6/ 04	1-12/ 04
Sales, EUR million	693	737	876	836	823	757	1,430	1,580	3,292
EBITDA, EUR million 1)	55	125	113	145	118	105	180	223	481
% of sales	7.9	17.0	12.9	17.3	14.3	13.9	12.6	14.1	14.6
Depreciation, amortization and impairment charges, EUR million	-102	-99	-192	-116	-116	-111	-201	-227	-535
Operating profit, EUR million	-47	26	-108	29	2	-6	-21	-4	-83
% of sales	-6.8	3.5	-12.3	3.5	0.2	-0.8	-1.5	-0.3	-2.5
Amortization of goodwill, EUR million	—	—	-14	-15	-15	-14	—	-29	-58
Non-recurring items, EUR million 2)	—	—	-104	—	—	—	—	—	-104
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	-47	26	10	44	17	8	-21	25	79
% of sales	-6.8	3.5	1.1	5.3	2.1	1.1	-1.5	1.6	2.4
Deliveries, 1,000 t	1,020	1,110	1,324	1,217	1,244	1,155	2,130	2,399	4,940

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2004: charges of EUR 110 million relating to the closure of Miramichi kraft pulp mill and income of EUR 6 million relating to changes in the Finnish pension system.

SECOND QUARTER OF 2005 COMPARED WITH SECOND QUARTER OF 2004

Magazine Papers made an operating loss of EUR 47 million compared to a EUR 17 million operating profit for the same period last year. Sales decreased by EUR 130 million to EUR 693 million. Paper deliveries fell by 223,000 tonnes, or 18%. Average prices for magazine papers translated into euros were about 5% up.

Business operations were affected by the industry-wide labour dispute at the Finnish mills and by the continued strike at Miramichi mill in Canada. Paper production was down by 448,000 tonnes (37%). Inventories decreased by 255,000 tonnes from the first quarter.

January - June 2005 compared with January - June 2004

Operations showed a loss of EUR 21 million compared with a profit of EUR 25 million last year. Sales for the first half of the year were down EUR 150 million at EUR 1,430 million. Paper deliveries were down by 269,000 tonnes (11%). Average prices for magazine papers translated into euros were about 4% up on this period last year. Paper prices were higher in all the main markets, most notably in the USA.

MARKETS

In Europe, demand for coated magazine paper during the first half of the year was about the same as a year ago. Demand for uncoated magazine paper declined by 5%. In North America, demand for coated magazine papers decreased slightly while demand for uncoated magazine paper increased by 10%. On other markets, especially in Asia, demand continued to be strong.

Average market prices for magazine paper during the first half of the year in Europe were the same as last year. In the USA, average US dollar prices were about 15% higher.

Newsprint

	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-6/ 04	1-6/ 05	1-12/ 04
Sales, EUR million	318	312	342	316	320	317	630	637	1,295
EBITDA, EUR million 1)	58	64	53	62	49	56	122	105	220
% of sales	18.2	20.5	15.5	19.6	15.3	17.7	19.4	16.5	17.0
Depreciation, amortization and impairment charges, EUR million	-48	-47	-54	-55	-57	-58	-95	-115	-224
Operating profit, EUR million	10	17	1	7	-8	-2	27	-10	-2
% of sales	3.1	5.4	0.3	2.2	-2.5	-0.6	4.3	-1.6	-0.2
Amortization of goodwill, EUR million	—	—	-7	-7	-7	-7	—	-14	-28
Non-recurring items, EUR million 2)	—	—	2	—	—	—	—	—	2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	10	17	6	14	-1	5	27	4	24
% of sales	3.1	5.4	1.8	4.4	-0.3	1.6	4.3	0.6	1.9
Deliveries, 1,000 t	631	632	736	645	667	671	1,263	1,338	2,719

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2004 relate to changes in the Finnish pension system.

SECOND QUARTER OF 2005 COMPARED WITH SECOND QUARTER OF 2004

Operating profit for Newsprint increased to EUR 10 million from an operating loss of EUR 1 million. Sales were EUR 318 million, about the same as a year ago. Paper deliveries fell by 36,000 tonnes, or 5%. Average prices for newsprint and improved newsprint translated into euros were about 5% up.

Paper production was down by 85,000 tonnes (14%) on this period last year, largely due to the labour dispute. Inventories were reduced by 72,000 tonnes from the first quarter.

January - June 2005 compared with January - June 2004

Operating profit increased to EUR 27 million from EUR 4 million. Sales were about the same. Paper deliveries were down by 75,000 tonnes, or 6%. Average prices for newsprint and improved newsprint translated into euros were about 5% up. Greater cost efficiency also contributed to the better profitability.

MARKETS

Compared to the first half of 2004, demand for standard and improved newsprint in Europe rose 2%. Standard newsprint market prices were on average 2% up in Europe.

Fine and Speciality Papers

	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-6/ 05	1-6/ 04	1-12/ 04
Sales, EUR million	495	537	545	581	561	588	1,032	1,149	2,275
EBITDA, EUR million 1)	34	94	84	95	82	95	128	177	356
% of sales	6.9	17.5	15.4	16.4	14.6	16.2	12.4	15.4	15.6
Depreciation, amortization and impairment charges, EUR million	-51	-49	-53	-48	-49	-49	-100	-98	-199
Operating profit, EUR million	-17	45	34	47	33	46	28	79	160
% of sales	-3.4	8.4	6.2	8.1	5.9	7.8	2.7	6.9	7.0
Amortization of good-will, EUR million	—	—	-1	-1	-2	-1	—	-3	-5
Non-recurring items, EUR million 2)	—	—	3	—	—	—	—	—	3
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	-17	45	32	48	35	47	28	82	162
% of sales	-3.4	8.4	5.9	8.3	6.2	8.0	2.7	7.1	7.1
Deliveries, 1,000 t	684	720	739	787	756	792	1,404	1,548	3,074

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items relate to changes in the Finnish pension system.

SECOND QUARTER OF 2005 COMPARED WITH SECOND QUARTER OF 2004

Fine and Speciality Papers produced a loss on operations of EUR 17 million, compared with a profit of EUR 35 million for this period last year. Sales decreased by EUR 66 million to EUR 495 million. Paper deliveries were down by 72,000 tonnes (10%). Average prices for fine and speciality papers translated into euros were about 2% down.

The labour dispute in Finland was the main reason for the 72,000 tonnes decrease in production. Inventories were reduced from the first quarter by 107,000 tonnes.

To secure customer deliveries, the rebuild of Tervasaari’s label paper machine planned for June was provisionally deferred until the latter part of the year.

The new uncoated fine paper machine at Changshu started production at the end of May.

January - June 2005 compared with January - June 2004

Operating profit fell to EUR 28 million from EUR 82 million. Sales decreased by EUR 117 million to EUR 1,032 million. Paper deliveries were down 144,000 tonnes, or 9%. Average prices for fine papers and speciality papers translated into euros were slightly lower.

MARKETS

In Europe, demand for uncoated and coated fine paper was about the same as during the first half of last year. Demand for speciality papers has remained good.

Average market prices for uncoated and coated fine paper in Europe were slightly down on the same period last year.

Converting

	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-6/ 05	1-6/ 04	1-12/ 04
Sales, EUR million	345	361	355	351	354	354	706	708	1,414
EBITDA, EUR million 1)	17	32	26	30	32	34	49	66	122
% of sales	4.9	8.9	7.3	8.6	9.0	9.6	6.9	9.3	8.6
Depreciation, amortization and impairment charges, EUR million	-11	-12	-13	-14	-13	-13	-23	-26	-53
Operating profit, EUR million	6	20	15	16	19	21	26	40	71
% of sales	1.7	5.5	4.2	4.6	5.4	5.9	3.7	5.6	5.0
Amortization of goodwill, EUR million	—	—	-1	-2	-1	-1	—	-2	-5
Non-recurring items, EUR million 2)	—	—	2	—	—	—	—	—	2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	6	20	14	18	20	22	26	42	74
% of sales	1.7	5.5	3.9	5.1	5.6	6.2	3.7	5.9	5.2

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring income relates to changes in the Finnish pension system.

SECOND QUARTER OF 2005 COMPARED WITH SECOND QUARTER OF 2004

Operating profit was EUR 6 million, as against last year’s figure of EUR 20 million. All businesses within the division were affected by closures of production facilities in Finland due to the labour dispute. Second-quarter sales for the Converting division were EUR 345 million, down 3% on last year.

Raflatac’s sales increased strongly, especially those of film-based products and in the USA and Asia. Sales of Loparex decreased somewhat although sales in the USA and Asia increased. Raw material costs were higher. Walki Wisa suffered from lower sales prices for its products and higher raw material costs.

January - June 2005 compared with January - June 2004

Operating profit was EUR 26 million, down by EUR 16 million on last year. Sales for the first half of the year were EUR 706 million (708 million). Excluding the effects of the labour dispute, sales improved but profitability declined slightly due to higher raw material costs.

MARKETS

The market for pressure-sensitive labelstock continued to grow faster than the economy overall. Demand for siliconized papers continued to be strong in the USA and Asia. Demand for industrial wrappings remained good outside Finland.

Wood Products

	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-6/ 05	1-6/ 04	1-12/ 04
Sales, EUR million	341	312	326	354	418	388	653	806	1,486
EBITDA, EUR million 1)	25	26	14	12	27	22	51	49	75
% of sales	7.3	8.3	4.3	3.4	6.5	5.7	7.8	6.1	5.0
Depreciation, amortization and impairment charges, EUR million	-12	-12	-34	-13	-13	-13	-24	-26	-73
Operating profit, EUR million	13	14	-26	109	14	9	27	23	106
% of sales	3.8	4.5	-8.0	30.8	3.3	2.3	4.1	2.9	7.1
Amortization of goodwill, EUR million	—	—	—	—	—	—	—	—	—
Non-recurring items, EUR million 2)	—	—	-27	110	—	—	—	—	83
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	13	14	1	-1	14	9	27	23	23
% of sales	3.8	4.5	0.3	-0.3	3.3	2.3	4.1	2.9	1.5
Production, plywood 1,000 m3	259	247	249	212	257	251	506	508	969
Production, sawn timber 1,000 m3	455	495	581	482	631	582	950	1,213	2,276

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Third-quarter 2004 operating profit includes a EUR 110 million gain on the sale of Brooks Group. Fourth-quarter 2004 non-recurring items include charges of EUR 34 million relating to restructuring at the Finnish sawmills and plywood mills and income of EUR 7 million relating to changes in the Finnish pension system.

SECOND QUARTER OF 2005 COMPARED WITH SECOND QUARTER OF 2004

Operating profit was EUR 13 million, almost the same as a year ago. The sawmilling business continued to make a loss. Sales were EUR 341 million, EUR 77 million less than a year ago. Sales and profitability of the Puukeskus building supplies business continued to progress well. Divestments of Brooks Group and Anco Træ contributed to the drop in sales and operating profit.

Stoppages at paper and pulp mills, which also included energy production, resulted in a major reduction in sawn timber production, decreased sales and additional costs. Plywood production was unchanged but sawn timber production was 28% down.

January - June 2005 compared with January - June 2004

Operating profit improved to EUR 27 million from EUR 23 million. Sales for the first half of the year decreased by EUR 153 million to EUR 653 million, mainly due to the divestments. The restructuring of plywood and sawmilling operations has reduced the volume of sawn goods production, but has improved the profitability of plywood production and sawn timber processing. Average plywood prices were up on last year but prices of sawn timber were slightly down.

MARKETS

The market for redwood sawn timber is now better balanced. The market for whitewood sawn timber continued to be oversupplied. Plywood, in particular birch plywood, was in good demand.

Other Operations

EUR million	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-6/ 05	1-6/ 04	1-12/ 04
Sales 1)	136	137	101	128	145	164	273	309	538
EBITDA 2)	53	57	63	53	37	41	110	78	194
Depreciation, amortization and impairment charges	-7	-6	-4	-14	-10	-10	-13	-20	-38
Operating profit 3)	46	51	278	39	27	31	97	58	375
of which
Forestry	5	22	14	16	14	22	27	36	66
Energy Department, Finland	41	29	42	27	23	26	70	49	118
Other and eliminations	—	—	222	-4	-10	-17	—	-27	191
Operating profit, excluding non-recurring items	46	51	59	39	27	31	97	58	156

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
3)	Non-recurring items in 2004 consist of income of EUR 249 million attributable to changes in the Finnish pension system (TEL) and provisions totalling EUR 30 million for Group restructurings and wood procurement agreements.

SECOND QUARTER OF 2005 COMPARED WITH SECOND QUARTER OF 2004

Other Operations returned an operating profit of EUR 46 million, up EUR 19 million on this period last year.

Power generation at UPM’s integrated mills was interrupted during the labour dispute and in consequence energy supplied by associated companies was sold to the market, thus increasing external sales of Other Operations. More water was available for hydropower than last year. Increases in the prices of emission rights had no direct negative financial effect on UPM.

The effect on operating profit of cash flow hedges included in “Other and eliminations” was EUR 8 million (4 million).

January - June 2005 compared with January - June 2004

Operating profit was EUR 97 million, an improvement of EUR 39 million. The main contributing factor was the better result achieved by the Energy Department.

The effect on operating profit of cash flow hedges included in “Other and eliminations” was EUR 16 million (9 million).

The value of wood raw material harvested from the Group’s own forests was EUR 10 million (18 million). Harvesting volumes were lower because of the labour dispute. The change in the fair value of biological assets (growing trees) was EUR 31 million (31 million).

Deliveries and production

	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-6/ 05	1-6/ 04	1-12/ 04
Deliveries
Magazine papers, 1,000 t	1,020	1,110	1,324	1,217	1,244	1,155	2,130	2,399	4,940
Newsprint, 1,000 t	631	632	736	645	667	671	1,263	1,338	2,719
Fine and speciality papers, 1,000 t	684	720	739	787	756	792	1,404	1,548	3,074
Converting papers, 1,000 t	8	16	15	14	14	16	24	30	59
Deliveries total	2,343	2,478	2,814	2,663	2,681	2,634	4,821	5,315	10,792
Production
Paper, 1,000 t	1,929	2,653	2,689	2,826	2,639	2,732	4,582	5,371	10,886
Plywood, 1,000 m3	259	247	249	212	257	251	506	508	969
Sawn timber, 1,000 m3	493	528	617	517	662	613	1,021	1,275	2,409
Chemical pulp, 1,000 t	237	548	547	585	550	561	785	1,111	2,243

Associated companies and joint ventures

EUR million	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-6/ 05	1-6/ 04	1-12/ 04
Share of result after tax
Oy Metsä-Botnia Ab	-10	14	9	17	23	7	4	30	56
Pohjolan Voima Oy	-11	12	-3	-5	-1	4	1	3	-5
Other	2	5	—	—	6	1	7	7	7
Total	-19	31	6	12	28	12	12	40	58

The first quarter of 2005 includes non-recurring income of EUR 12 million relating to the valuation of the assets of Pohjolan Voima Oy.

The final quarter of 2004 includes non-recurring income of EUR 10 million relating to changes in the Finnish pension system, EUR 6 million of which is attributable to Metsä-Botnia, EUR 3 million to Pohjolan Voima and EUR 1 million to other companies.

SECOND QUARTER OF 2005 COMPARED WITH SECOND QUARTER OF 2004

UPM’s share of the results of associated companies and joint ventures was negative. Metsä-Botnia’s pulp mills were shut down during the labour dispute. Pohjolan Voima booked losses on the valuation of derivatives.

January - June 2005 compared with January - June 2004

UPM’s share of the results of associated companies and joint ventures was down by EUR 28 million on last year.

The average price of Northern Bleached Softwood Kraft (NBSK) pulp was USD 629/tonne, up by 3%. The price of short-fibre pulp (BHKP) was USD 573/tonne, up by 9%. The corresponding prices in euros were 489/tonne for NBSK (down 2%) and 446/tonne for BHKP (up 4%).

Helsinki, 28 July 2005

UPM-Kymmene Corporation

Board of Directors

Financial information

This Interim Report is unaudited

Condensed consolidated income statement

EUR million	4-6/ 2005	4-6/ 2004	1-6/ 2005	1-6/ 2004	1-12/ 2004
Sales	2,253	2,497	4,531	4,948	9,820
Other operating income	25	12	44	27	168
Costs and expenses	-2,036	-2,164	-3,935	-4,277	-8,239
Depreciation, amortization and impairment charges	-231	-258	-456	-512	-1,122
Operating profit	11	87	184	186	627
Share of results of associated companies and joint ventures	-19	28	12	40	58
Gains on available-for-sale investments, net	1	—	90	—	1
Exchange rate and fair value gains and losses	-15	10	-18	4	48
Interest and other finance costs, net	-28	-46	-69	-90	-178
Profit/loss before tax	-50	79	199	140	556
Income taxes	72	214	28	200	364
Profit for the period	22	293	227	340	920
Attributable to:
Equity holders of parent company	23	293	228	340	919
Minority interest	-1	—	-1	—	1
	22	293	227	340	920
Basic earnings per share, EUR	0.05	0.56	0.44	0.65	1.76
Diluted earnings per share, EUR	0.05	0.56	0.44	0.65	1.75

Condensed consolidated balance sheet

EUR million	30.06. 2005	30.06. 2004	31.12. 2004
ASSETS
Non-current assets
Goodwill	1,510	1,608	1,560
Other intangible assets	544	520	519
Property, plant and equipment	7,591	7,994	7,621
Biological assets	1,164	1,139	1,143
Investments in associated companies and joint ventures	1,000	1,009	1,047
Deferred tax assets	309	346	246
Other non-current assets	494	599	666
	12,612	13,215	12,802
Current assets
Inventories	1,046	1,235	1,138
Trade and other receivables	1,475	1,807	1,745
Cash and cash equivalents	139	245	142
	2,660	3,287	3,025
Assets held for sale	259	—	—

Total assets	15,531	16,502	15,827

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	889	890	891
Share issue	—	—	1
Share premium reserve	826	737	745
Fair value and other reserves	189	235	273

Retained earnings	5,379	5,096	5,676
	7,283	6,958	7,586
Minority interest	20	32	26

Total equity	7,303	6,990	7,612

Non-current liabilities
Deferred tax liabilities	915	1,278	932
Non-current interest-bearing liabilities	4,538	4,777	4,424
Other non-current liabilities	616	791	610
	6,069	6,846	5,966
Current liabilities
Current interest-bearing liabilities	938	1,250	917
Trade and other payables	1,170	1,416	1,332
	2,108	2,666	2,249
Liabilities related to assets held for sale	51	—	—
Total liabilities	8,228	9,512	8,215

Total equity and liabilities	15,531	16,502	15,827

Consolidated statement of changes in shareholders’ equity

Attributable to equity holders of the parent

EUR million	Share capital	Share issue	Share premium reserve	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total equity
Shareholders’ equity at 1 January 2004	890	—	737	—	-42	263	5,149	6,997	32	7,029
Share-based compensation	—	—	—	—	6	—	6		—	6
Translation differences	—	—	—	—	26	—	—	26	—	26
Cash flow hedges
recorded in share holders’ equity, net of tax	—	—	—	—	—	-24	—	-24	—	-24
transferred to income statement, net of tax	—	—	—	—	—	-6	—	-6	—	-6
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	12	—	12	—	12
transferred to income statement, net of tax	—	—	—	—	—	—	—	—	—	—
Dividend paid	—	—	—	—	—	—	-393	-393	—	-393
Profit for the period	—	—	—	—	—	—	340	340	—	340
Balance at 30 June 2004	890	—	737	—	-16	251	5,096	6,958	32	6,990
Shareholders’ equity at 1 January 2005	891	1	745	—	-55	328	5,676	7,586	26	7,612
Share options exercised	12	-1	67	—	—	—	—	78	—	78
Acquisition of treasury shares	—	—	—	-151	—	—	—	-151	—	-151
Relinquishment of treasury shares	—	—	—	11	—	—	—	11	—	11
Cancellation of treasury shares	-14	—	14	137	—	—	-137	—	—	—
Share-based compensation	—	—	—	—	—	4	—	4	—	4
Translation differences	—	—	—	—	25	—	—	25	—	25
Cash flow hedges
recorded in share holders’ equity, net of tax	—	—	—	—	—	-60	—	-60	—	-60
transferred to income statement, net of tax	—	—	—	—	—	-12	—	-12	—	-12
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	51	—	51	—	51
transferred to income statement, net of tax	—	—	—	—	—	-89	—	-89	—	-89
Dividend for 2004	—	—	—	—	—	—	-387	-387	—	-387
Business combinations	—	—	—	—	—	—	—	—	-7	-7
Profit for the period	—	—	—	—	—	—	227	227	1	228
Balance at 30 June 2005	889	—	826	-3	-30	222	5,379	7,283	20	7,303

Condensed consolidated cash flow statement

EUR million	1-6/ 2005	1-6/ 2004	1-12/ 2004
Cash flow from operating activities
Profit for the period	228	340	919
Adjustments, total	383	339	420
Change in working capital 1)	-21	-348	-114
Cash generated from operations	590	331	1,225
Finance costs, net	-70	-37	-156
Income taxes paid	-47	-27	-72
Net cash from operating activities	473	267	997

Cash flow from investing activities
Acquisitions and share purchases	-14	-8	-42
Purchases of intangible and tangible assets	-308	-336	-630
Asset sales and other investing cash flow	339	-16	206
Net cash used in investing activities	17	-360	-466

Cash flow from financing activities
Change in loans and other financial items	-88	383	-317
Share issue	78	—	—
Dividends paid	-387	-392	-393
Cash paid for UPM shares	-139	—	—
Net cash used in financing activities	-536	-9	-710

Change in cash and cash equivalents	-46	-102	-179

Cash and cash equivalents at beginning of period	142	338	338
Foreign exchange effect on cash	44	9	-17
Cash and cash equivalents reported in assets held for sale	-1	—	—
Change in cash and cash equivalents	-46	-102	-179
Cash and cash equivalents at end of period	139	245	142
Operating cash flow per share, EUR	0.91	0.51	1.90

1)	The year 2004 includes EUR -179 million arising from termination of the asset securitization programme.

Quarterly information

(For changes in accounting policies, see page 16)

EUR million	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-6/ 05	1-6/ 04	1-12/ 04
Sales by segment
Magazine Papers	693	737	876	836	823	757	1,430	1,580	3,292
Newsprint	318	312	342	316	320	317	630	637	1,295
Fine and Speciality Papers	495	537	545	581	561	588	1,032	1,149	2,275
Converting	345	361	355	351	354	354	706	708	1,414
Wood Products	341	312	326	354	418	388	653	806	1,486
Other Operations	136	137	101	128	145	164	273	309	538
Internal sales	-75	-118	-122	-117	-124	-117	-193	-241	-480
Sales, total	2,253	2,278	2,423	2,449	2,497	2,451	4,531	4,948	9,820

Operating profit by segment
Magazine Papers	-47	26	-108	29	2	-6	-21	-4	-83
Newsprint	10	17	1	7	-8	-2	27	-10	-2
Fine and Speciality	-17	45	34	47	33	46	28	79	160
Converting	6	20	15	16	19	21	26	40	71
Wood Products	13	14	-26	109	14	9	27	23	106
Other Operations	46	51	278	39	27	31	97	58	375
Operating profit, total	11	173	194	247	87	99	184	186	627
% of sales	0.5	7.6	8.0	10.1	3.5	4.0	4.1	3.8	6.4
Share of results of associated companies and joint ventures	-19	31	6	12	28	12	12	40	58
Gains on available-for-sale investments, net	1	89	1	—	—	—	90	—	1
Exchange rate and fair value gains and losses	-15	-3	25	19	10	-6	-18	4	48
Interest and other finance costs, net	-28	-41	-41	-47	-46	-44	-69	-90	-178
Profit/loss before tax	-50	249	185	231	79	61	199	140	556
Income taxes	72	-44	230	-66	214	-14	28	200	364
Profit for the period	22	205	415	165	293	47	227	340	920

Basic earnings per share, EUR	0.05	0.39	0.80	0.31	0.56	0.09	0.44	0.65	1.76
Diluted earnings per share, EUR	0.05	0.39	0.79	0.31	0.56	0.09	0.44	0.65	1.75
Average number of shares, basic (1,000)	521617	520281	523827	523579	523579	523579	520949	523579	523641
Average number of shares, basic (1,000)	522131	523065	526772	526167	526101	525949	522598	526025	526247

Non-recurring items in operating profit
Non-recurring items in operating profit are specified in the divisional reviews.
Magazine Papers	—	—	-104	—	—	—	—	—	-104
Newsprint	—	—	2	—	—	—	—	—	2
Fine and Speciality papers	—	—	3	—	—	—	—	—	3
Converting	—	—	2	—	—	—	—	—	2
Wood Products	—	—	-27	110	—	—	—	—	83
Other Operations	—	—	219	—	—	—	—	—	219
Non-recurring items in operating profit, total	—	—	95	110	—	—	—	—	205
Non-recurring items reported after operating profit	—	101	10	—	—	—	101	—	10
Non-recurring items reported in taxes	58	—	284	—	235	—	58	235	519
Non-recurring items, total	58	101	389	110	235	—	159	235	734
Operating profit, excluding non-recurring items	11	173	99	137	87	99	184	186	422
% of sales	0.5	7.6	4.1	5.6	3.5	4.0	4.1	3.8	4.3
Profit before tax, excluding non-recurring items	-50	148	80	121	79	61	98	140	341
% of sales	-2.2	6.5	3.3	4.9	3.2	2.5	2.2	2.8	3.5
Earnings per share, excl. non-recurring items, EUR	-0.07	0.20	0.10	0.19	0.11	0.09	0.13	0.20	0.49
Return on equity, excl. non-recurring items, %	neg.	5.6	3.0	5.5	3.4	2.7	1.8	3.0	3.4
Return on capital employed, excl. non-recurring items, %	neg.	6.1	4.0	5.6	4.0	3.7	2.8	3.8	4.3

Changes in property, plant and equipment

EUR million	1-6/ 2005	1-6/ 2004	1-12/ 2004
Book value at beginning of period	7,621	8,125	8,125
Acquired companies	17	—	4
Capital expenditure	338	300	568
Decreases	-97	-11	-67
Depreciation and impairment charges	-419	-433	-955
Translation difference and other changes	131	13	-54
Book value at end of period	7,591	7,994	7,621

Commitments and contingencies

EUR million	30.06.2005	30.06.2004	31.12.2004
Own commitments
Mortgages	95	164	111

On behalf of associated companies and joint ventures
Guarantees for loans	28	46	44

On behalf of others
Guarantees for loans	2	4	3
Other guarantees	7	7	7

Other own commitments
Leasing commitments for the next 12 months	22	26	23
Leasing commitments for subsequent periods	98	78	82
Other commitments	45	52	38

Capital commitments

EUR million	Completion	Total cost	By 31.12.04	1-6/ 05	After 30.6.05
Nordland PM3, rebuild	June 2006	83	—	6	77
New power plant, Chapelle Darblay	March 2007	75	—	9	66
New power plant, Shotton	Nov. 2006	60	—	12	48
Tervasaari PM 8, additional capacity	Dec. 2005	64	13	15	36
Docelles PM1, rebuild	Sep. 2006	26	—	2	24

Notional amounts of derivative financial instruments

EUR million	30.06.2005	30.06.2004	31.12.2004
Currency derivatives
Forward contracts	4,531	3,934	3,358
Options, bought	—	20	—
Options, written	—	20	—
Swaps	602	607	577
Interest rate derivatives
Forward contracts	1,796	6,903	4,446
Options, bought	—	—	—
Options, written	—	156	139
Swaps	2,839	3,072	2,747
Other derivatives
Forward contracts	13	9	8
Swaps	44	11	47

Related party (associated companies and joint ventures) transactions and balances

EUR million	1-6/ 2005	1-6/ 2004	1-12/ 2004
Sales to associated companies	21	11	50
Purchases from associated companies	198	265	539
Non-current receivables at end of period	14	11	11
Trade and other receivables at end of period	5	10	20
Trade and other payables at end of period	78	65	132

Key exchange rates for the euro at end of period

	30.6.2005	31.3.2005	31.12.2004	30.9.2004	30.6.2004	31.3.2004
USD	1.2092	1.2964	1.3621	1.2409	1.2155	1.2224
CAD	1.4900	1.5737	1.6416	1.5740	1.6343	1.5979
JPY	133.95	138.44	139.65	137.17	132.40	126.97
GBP	0.6742	0.6885	0.7051	0.6868	0.6708	0.6659
SEK	9.4259	9.1430	9.0206	9.0588	9.1451	9.2581

ACCOUNTING POLICIES

This Interim Report has been prepared in accordance with IAS 34 Interim Financial Reporting. Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

NEW IFRS STANDARDS AND REVISED IAS STANDARDS

In December 2003, International Financial Reporting Standards (IFRS) were amended as the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These new standards must be applied for annual periods beginning on or after 1 January 2005. Under IAS 39 (revised) it is no longer possible to reverse impairment losses on available-for-sale equity instruments through profit or loss, i.e. any subsequent increase in fair value is recognized in equity. The standard requires retrospective application, i.e. restatement of comparative information resulting in a reversal of a gain of EUR 26 million in the 2004 income statement to fair value reserve in equity.

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. IFRS 2 is effective for fiscal years beginning on or after 1 January 2005 and applies to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and have not yet vested as of the effective date of the standard. The standard requires retrospective application resulting in a share-based payment expense for the comparative years ended 31 December 2004 and 31 December 2003 of EUR 12 million and EUR 6 million, respectively. The corresponding expense for the first quarter of 2005 is EUR 3 million.

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after 31 March 2004. Goodwill related to acquisitions prior to 31 March 2004 continued to be amortized through 31 December 2004 as required under the IFRS transition guidance, while goodwill related to acquisitions subsequent to 31 March 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after 1 January 2005. Amortization of acquired goodwill in 2004 totalled EUR 100 million. These assets will not be amortized in 2005.

In December 2004, the IASB issued IFRIC Interpretation 3, Emission Rights, which specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. At its meeting on 25 June 2005, IASB voted to withdraw IFRIC 3.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations